Offering Statement for Transparent Path spc ("Transparent Path")

The Company

1. **What is the name of the issuer?**

Transparent Path spc

1700 Westlake Avenue North
Suite 200
Seattle, WA 98109

Eligibility

2. **The following are true for Transparent Path spc:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Eric Weaver

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   WORK HISTORY: CEO, Transparent Path SPC (April 2020 - present); CEO, Transparent Path LLC (July 2018 - present); VP Xerox Customer Experience Practice, Xerox Corporation (2016-2018) Eric Weaver is the founder and CEO of Transparent Path. Founded in the US in 2018, the company's mission is to create a more agile, more resilient, and more certain supply chain for food. The Transparent Path platform uses IoT sensors, blockchain, and artificial intelligence to reduce food waste and risk. Sensors track products in real-time, from farmer to processor to trucking company to warehouses to grocery stores, providing real-time alerts when something goes wrong, allowing whoever has custody to reduce food waste and financial risks. The AI predicts when the risk will arise and prescribes recommendations on the fly before risks actually occur. Born in Grand Rapids, Michigan,

Weaver was educated at Xavier University, beginning his career as a software developer for a produce hauler, before moving on to build inventory and monitoring systems for General Motors and Ford Motor Company. In 1990, he became one of the very first digital marketers, creating marketing strategies and digital presence for more than 80 global brands. He was instrumental in persuading executives at Ford, Taco Bell, Intel, and others to embrace e-commerce, webcasting, social content, and augmented reality. He has staffed, managed & grown award-winning creative, strategy & digital production teams in London, New York, Los Angeles, Washington DC, Seattle, Detroit, and Cincinnati. His last role prior to launching Transparent Path was to launch the Xerox Customer Experience Practice, where he managed a $550M services book of business. Weaver has over 15 awards for creative excellence. He lectures for universities in the US, Canada, Ireland and elsewhere, and speaks globally on topics like blockchain, the food supply chain, and ethic

Name
Mark Kammerer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WORK HISTORY: Chief Commercial Officer, Transparent Path SPC (April 2020 - present); Chief Strategy Officer, Transparent Path LLC (June 2019 - April 2020); President, Kammerer Group (2016-present) BIO: Mark is a seasoned enterprise executive-turned-entrepreneur with a passion for both innovation and change. Mark's early career was spent in marketing for large food brands like General Mills and Pillsbury. He then joined the hospitality industry, where he served as an executive at Royal Caribbean, Club Med, Holland America Line, and as General Manager at Expedia.com. At Transparent Path, Mark is responsible for business strategy, sales, investor relations, and financials. He also serves on the board of Food Lifeline, one of Seattle's largest food banks.

Name
Lauren Adler

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WORK HISTORY: Director of Product Management, Transparent Path SPC (May 2020 - present); Principal, Chocolopolis Consulting (2017-2020) BIO: Lauren Adler brings a depth of experience in food retailing, supply chain systems, finance and chocolate. She has worked as an investment banker and software development manager on Wall Street, managed a perishable foods division of a New England supermarket chain, developed and implemented supply chain transparency strategies for Amazon, and founded a retail company that was a pioneer in the craft chocolate movement. Lauren serves as the Vice President of the Board of the Fine Chocolate Industry Association (FCIA), promoting quality, innovations, ethical sourcing, and best practices in the fine chocolate industry. She grew up in Washington DC where she developed a love of international cultures and food. Lauren graduated with a B.A. in History from the University of Virginia and an M.B.A. from the Tuck School at Dartmouth College.

Name
Terry Wakefield

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WORK HISTORY: Principal, Catalyst4Change (2013-present) BIO: Terry is a seasoned C-level food industry executive contributing to the success of Fortune 100 (Kraft, Pepsi, Nabisco) as well as smaller privately held firms (Seattle Chocolates, Continental Mills, Madrona Specialty Foods). Although he has worked with a broad array of food products, he has a particular passion for making chocolate (bean to bar) as well as gourmet chocolates. Terry graduated from Oregon State University with a BS in Food Science & Technology, as well as studying manufacturing in corporate strategy at Harvard Business School.

Name
Sunil Koduri

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

WORK HISTORY: Chief Technology Officer, Transparent Path SPC (April 2020 - present); Chief Technology Officer, Transparent Path LLC (Jan 2020 - April 2020); Owner & CTO, Zsolutionz LLC (2012 - Jan 2020) BIO: Sunil is a strategic technology veteran with deep experience in artificial intelligence, enterprise cloud computing, product management, and governance. Sunil has served in senior leadership roles at General Dynamics and at Microsoft, where he grew the cloud services business by 100% YOY. Most recently, Sunil built a software platform specializing in applying computer vision and machine learning to analyze personal health through body movement and gait. At Transparent Path, Sunil guides the design and development of our overall solution, including our sensor, platform and artificial intelligence efforts. Sunil graduated from Penn State in Computer Engineering, and holds an MBA in international business from Pepperdine University.

Name
Mark Kurtz

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

WORK HISTORY: Relationship Leader, Worldwide Partner Marketing, Microsoft (2019-present); Advisor, Transparent Path SPC - 2020 - Present; President, Transparent Path LLC (2018-2019); Partner, Gage Marketing (2009-2018) BIO: Mark Kurtz is the co-founder of Transparent Path LLC, our predecessor, and currently serves as an advisor for Transparent Path SPC. In addition this role, Mark is a Microsoft executive managing the Adobe relationship for Global GTM Marketing. Previous to Transparent Path, Mark was the Chief Growth Officer at Gage, a Forrester-recognized, national digital technology and marketing agency and was part of the team to migrate from services to cloud based subscription offering and responsible for Emerging Media and Marketing Strategy across Gage's Fortune 500 client base. Mark's unique perspective combines a deep background in technology coupled with international marketing. Includes global campaigns for clients and ad agencies in Australia, Asia, Europe and the US. Mark is a regular industry speaker on Emerging Media and the impact of marketing solutions to drive behavior.

Name
Maria Emmer-Aanes

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

WORK HISTORY: Advisory Board Member, Transparent Path SPC (April 2020 - present); Advisory Board Member, Transparent Path LLC (Sep 2018 - April 2020); VP Marketing & Sales, Numi Tea Inc. (2018 - April 2020); VP Marketing & Communications, Litehouse Inc. (2013-2018) BIO: A well-known thought leader in the organic food space, Maria has worked as a sales and marketing leader at Target, Great Harvest Bread, Nature's Path Foods, Litehouse Foods, and Numi Organic Tea. With chops in branding, sales and marketing, she advises our team on organic brands, consumer behavior, and retail. Maria graduated from the University of Minnesota – Duluth with a BA in Communications. In 2008, as her digital consultant, Eric helped Maria move Nature's Path into the digital age, starting a 12-year friendship.

Name
Dan Maycock

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

WORK HISTORY: Advisory board member, Transparent Path SPC (July 2020 - present); Member, Forbes Technology Council (August 2020 - present); Technical Advisor, iSelect Fund (August 2020 - present); VP of Data and IT, BT Loftus Ranches (April 2020 - present); Chief Information Officer, Allan Brothers Inc. (May 2019 - April 2020); Director of Analytics, HR Spinner (Apr 2018 - Apr 2019); Senior Manager for Alexa Analytics, Amazon (Jul 2017 - Apr 2018) BIO: Dan Maycock has worked in data analytics and IT leadership for the past 18 years, working in a variety of roles as both a

technology leader for Boeing and Amazon, along with being an analytics consultant and senior manager for Slalom & Capgemini Consulting. In addition to that, Dan has helped start and run two technology start-ups over the past several years, both focused on applying advanced analytics to marketing and retail industry. Dan's background has covered a wide variety of areas within IT. Primarily though, he has been focused on leading IT orgs through the data analytics development cycle, applying his skills and abilities to several dozen Fortune 500 companies along with several small to medium sized businesses over the year, managing teams as large as 45 people at a time. On top of that, Dan has written and published a book on effective technology innovation as well as being a regular contributor for both Inc. and Forbes magazine on the topic of analytics and innovation. Since moving back to Yakima 3 years ago, Dan has been very active in the ag community. He's helped launch several AgTech initiatives within the valley along with working alongside several well-known Ag companies to provide leadership and best practices for getting data driven. As of April 2020, Dan has been working for Loftus Ranches as the VP of IT & Data where he has been helping develop data driven solutions around the hop & brewery space. Dan grew up in Prosser, WA and graduated from Prosser High School in 2001 where he went onto get a BA in MIS from WSU, and an MS in Software Mgmt from Carnegie Mellon University.

Name
Paula Wood

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WORK HISTORY: Director of Experience, Transparent Path SPC (April 2020 - present); Director of Experience, Transparent Path LLC (Dec 2018 - April 2020); Co-Owner, GSD Partners LLC (Mar 2019 - Jul 2020); Senior User Experience Designer, Amazon (2016 - April 2018) BIO: Paulé Wood (they/them) joined Transparent Path from Amazon Logistics, where they served as global lead for last-mile user experience. Paulé is responsible for our UX/UI efforts as well as our brand storytelling. A Colorado native, world traveler, former roadie, and child of farmers, Paulé's career has included senior creative and experience design roles for IBM (where they served as Creative Director for Global Services West Coast), Young & Rubicam, Eddie Bauer, T-Mobile, Microsoft, and Earth Economics.

Name
Gregory Lind

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WORK HISTORY: Director of Software Engineering, Transparent Path SPC (April 2020 - present); Director of Software Engineering, Transparent Path LLC (Feb 2020 - April 2020); CEO, Buildly.io (Aug 2019 - present); CTO, Humanités (March 2017 - Feb 2020) BIO: Greg Lind brings his 23-year software career in corporate, NGO and governmental positions to Transparent Path as our director of platform development. Greg got his start in the software business in engineering roles at Hewlett-Packard and the Metro Regional Government. A long-time advocate of open source and sharing initiatives such as GovHub and TolaData, Greg speaks at conferences on the benefits of open source, software efficiencies and collaboration. An expert in Docker and Kubernetes, Greg has worked in Africa, Asia and Europe, aiding STEM startups and food-centered NGOs. He leads an open source platform called Buildly, promoting reusability and scalability in enterprise software development.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Eric Weaver

Securities:	6,210,000
Class:	Common Stock
Voting Power:	39.6%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Transparent Path spc is a technology company focused on supply chain visibility for the food industry. Our mission is to reduce food waste and risk by creating a more agile, efficient, and certain supply chain. Powered by IoT sensors, blockchain security, and artificial intelligence, Transparent Path's secure, scalable platform should provide food manufacturers, processors, logistics partners and retailers with the ability to see and act upon supply chain issues in real-time. As a result, Transparent Path's customers should know immediately when something goes wrong, can act to prevent risk, and can anticipate supply chain issues before they occur. Headquartered in the US, Transparent Path was founded by Eric Weaver, a 30-year enterprise transformation specialist. Prior to founding Transparent Path, Weaver launched the Xerox Customer Experience Practice, where he managed a $550M services book of business.

Transparent Path currently has 6 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from

registration.

7. **Material factors that make an investment in Transparent Path spc speculative or risky:**
    1. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other executive officers could harm the Company's business, financial condition, cash flow and results of operations.
    2. We have a limited operating history upon which investors may base an evaluation of our potential future performance. In particular, we have not proven that we can develop and maintain relationships with key vendors and strategic partners to extract value from our intellectual property, raise sufficient capital in the public and/or private markets, or respond effectively to competitive pressures. As a result, there can be no assurance that we will be able to develop or maintain consistent revenue sources, or that our operations will be profitable and/or generate positive cash flow.
    3. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.
    4. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.
    5. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.
    6. Our business is highly dependent upon emerging technologies, including continuously connected environmental sensors, Internet of Things (IoT) devices, and cloud services. Our technology roadmap also anticipates the inclusion of edge computing and artificial intelligence technologies. Further, while we have never imagined a token as part of our offer, we may someday choose to integrate distributed ledger technologies or smart contracts into our

platform if they provide a key functionality or opportunity for competitive differentiation. While these technologies give us great advantages and provide for the development of intellectual capital, investors should be aware many of these are early-stage technologies that may be subject to future regulation or issues around market acceptance that could negatively impact our future business.

7. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

8. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

9. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline. Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount before the deadline, the Company can end the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

10. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

11. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

12. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

13. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

14. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

15. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

16. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze

the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

17. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Transparent Path spc ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $250,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   We have the team, we have a proven architecture, we have an initial Proof of Concept under our belts, and we have a working platform, all through bootstrapping and sweat equity. To move from pilot to a full-featured enterprise-grade platform, we need capitalization to get to Version 1. Funding will allow us to finish development of our MVP candidate, sell additional customers, and keep the team together.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$12,250
Platform Development	$5,000	$95,000
Sales & marketing	$500	$8,500
Equipment	$2,000	$21,000
Overhead (tech systems)	$2,010	$6,570
Legal	$0	$7,500
Accounting / Tax	$0	$5,000
HR / Compliance	$0	$5,000
Customer Support	$0	$5,000
User Experience / Design	$0	$9,500
Team Compensation	$0	$50,000
Loan repayment	$0	$17,180
B&O / Other Taxes	$0	$5,000
Travel	$0	$2,500
Total Use of Proceeds	**$10,000**	**$250,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

   In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Transparent Path spc must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

   You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

   If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early. Thereafter, we may conduct additional closings until the

offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $0.25 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	25,000,000	15,700,000	Yes	
Preferred Stock	5,000,000	0	Yes	Board of Directors may divide and issue the Preferred Stock class in series and fix and determine relative rights and preferences of the shares of any series to be established, and amend the rights and preferences of the shares of any series that has been established but is wholly unissued; no power shall exist to alter or change the rights and preferences of any shares that have been issued.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Equity Incentives Pool		2,300,000
Option Pool		2,000,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding. Although the Company has reserved Securities for the possible issuance of equity awards and stock options in the future, there are no such securities currently outstanding. The future issuance of stock options or equity awards will dilute your ownership of the Company.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    There is no difference between the outstanding common stock and the common stock that is for sale in this offering statement. Preferred shares may have differences, but there are no shares of preferred stock outstanding.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

    The Company's bylaws can be amended by the shareholders of the Company, and Directors can be added or removed by Shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    At the issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to renegotiate our related-party debt if our related-party lenders demand that we begin making principal or interest payments. Any renegotiation may be on less favorable terms or may require that we refinance the related-party debt. We may need to raise additional funds through public or private debt or sale of equity to pay the related-party debt. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. If we are unable to obtain financing on reasonable terms, or, if our related-party lenders do not continue to cooperate with us, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by manager(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Eric Weaver
Amount Outstanding:	$16,144
Interest Rate:	1.0%
Maturity Date:	Payable On Demand
Other Material Terms:	
Creditor(s):	Mark Kurtz
Amount Outstanding:	$4,609
Interest Rate:	1.0%

Maturity Date:	Payable On Demand
Other Material Terms:	

25. **What other exempt offerings has Transparent Path spc conducted within the past three years?**

   None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

   Yes.

   If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Eric Weaver	CEO	Loan	$16,144

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

   Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

   Transparent Path, LLC is a predecessor company that converted to Transparent Path spc in April of 2020. With this raise, we plan to allocate funds to development; operations for pilot customers; sales; marketing and public relations; salaries, and overhead. We believe these activities will result in the traction we will need to obtain an additional $2 million of financing in mid-2021. The average monthly burn rate for Transparent Path, LLC was $5,000. We have kept our expense low as our team is spending 80% of our current funds on development; 10 % to operations/customer success; and 10% for general and administrative costs. We are targeting pilot customers for execution in Q4 2020 and Q1 2021. The team is working without compensation. We currently have $10,000 in the bank. We intend to keep a tight rein on expenses and keep a secure runway for the duration of the time it will take to raise this round. Transparent Path, LLC incurred operating expenses of $17,026 for the year ended December 31, 2019, as compared to operating expenses of $27,467 for the period from July 27, 2018 (inception) to December 31, 2019. The bulk of the expenses were for travel, legal and professional fees and marketing. Transparent Path, LLC was valued at $3,000,000 by Ethereum Labs in late 2018. Since then we have built product, team, advisors, and potential clients which give the company the ability to move into commercial relationships.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

Taxes

Total Income	Taxable Income	Taxes Paid
$3,906	$0	$0

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?
            3. engaging in savings association or credit union activities?

        2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

    4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that,

at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Transparent Path spc answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Adhering to SEC's temporary Rule 201(z)(3) On May 4th, the Securities and Exchange Commission (the "SEC") announced that it is providing temporary, conditional relief for established smaller companies affected by COVID-19. In addition to other relief measures, the SEC adopted temporary Rule 201(z)(3) that allows eligible issuers to raise up to $250,000 within the preceding 12-month period without a CPA firm's review report. Please be advised that we are seeking to raise up to $250,000 and we are providing you with financial statements and certain information from our Federal income tax returns, both certified by our principal executive officer, in accordance with 17 CFR 227.201(t)(1) ("Rule 201(t)(1)"), instead of the financial statements reviewed by an independent public accountant that would otherwise be required by 17 CFR 227.201(t)(2) ("Rule 201(t)(2)"). This temporary relief applies to us because reviewed or audited financial statements are not otherwise available. Video Transcription: Every year nearly 40% of the food grown in the US is wasted. That means, 21% of our freshwater, and 350 million barrels of oil are wasted each year just to grow food

that goes straight into crowded landfills even while food banks struggle to keep up with demand. 75% of that loss occurs before products ever reach grocery shelves because supply chains still rely on antiquated technologies. Startups like Transparent Path are upgrading the food industry, combining technologies like connected sensors and AI to keep food safe and fresh through storage and transit. By continuously monitoring temperature, humidity and location producers, truckers, and warehouses can be instantly alerted, saving large food shipments when something goes wrong. This helps small and mid-sized companies survive and grow despite economic downtowns and disruptions.

The following documents are being submitted as part of this offering:

Governance:

   Certificate of Incorporation: certificateofincorporation.pdf

   Corporate Bylaws: corporatebylaws.pdf

Opportunity:

   Offering Page JPG: offeringpage.jpg

Financials:

   Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://xparent.io

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.